File Number: 58796-19

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

February 24, 2010

VIA EDGAR CORRESPONDENCE &
DELIVERED MAIL STOP 3720

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:         Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

OMNICITY CORP.
Form 10-K for the Fiscal Year Ended July 31, 2009
Filed on October 23, 2009
Form 10-Q for the Quarterly Period Ended October 31, 2009
filed on December 21, 2009
File No. 000-52827

We write on behalf of Omnicity Corp. (the "Company") in response to the Staff's letter of January 5, 2010 (the "Comment Letter") signed by Mr. Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the "Commission").

On behalf of the Company, we are furnishing to the Commission herewith via the EDGAR system (i) a draft Amendment No. 1 to the Company's Form 10-K for the fiscal year ended July 31, 2009, including additional exhibits thereto (the "10-K/A"), and (ii) a draft Amendment No. 1 to the Company's Form 10-Q for the quarterly period ended October 31, 2009 (the "10-Q/A"). These drafts have been redlined to show all changes from the Company's previously filed 10-K and 10-Q. These redlined copies, as well as clean copies, of the 10-K/A and the 10-Q/A will be enclosed with the couriered copy of this letter.

Oh behalf of the Company, we provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used in the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the redlined copy of the draft Form 10-K/A or Form 10-Q/A, as applicable. The disclosure changes described below have been made in the draft Form 10-K/A and Form 10-Q/A transmitted herewith, and will be made in the actual Form 10-K/A and Form 10-Q/A when filed with the Commission. The Company intends to make such filings as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Form 10-K for Fiscal Year Ended July 31, 2009

Risk Factors, page 12

Our common stock will be subject to the "Penny Stock" Rules of the SEC..., Page 14

1.        Revise this risk factor to clarify that your common stock is currently quoted on the OTC Bulletin Board and indicate whether your common stock is currently subject to penny stock requirements.

Response:     On behalf of the Company, we confirm that this risk factor has been revised to clarify that the Company's common stock is currently quoted on the OTC Bulletin Board and is currently subject to penny stock requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 17

2.        We note your disclosure that you are dependent on leases and agreements for wireless transmission rights and high-speed return path access. Please further describe the material terms of these agreements and file them as exhibits to your registration statement.

Response:     On behalf of the Company, we confirm that the Company has advised that a Master Lease Agreement with Agility Venture Fund I, LLC and a Master Lease Agreement with Agility Venture Fund II, LLC are the only material lease agreements to which the Company is a party. These Master Lease Agreements will be attached as exhibits to the Company's 10-K/A and will be incorporated by reference as exhibits to the Company's amended S-1 registration statement when filed. The Company has expanded its disclosure regarding these Master Leases in the 10-K/A (see pages 20-21 of the redlined copy). We further confirm on behalf of the Company that that the Company has advised that it has over 200 agreements for wireless transmission rights and high speed return path access, all of which, taken separately, are insignificant and not material.

Operational Expenses, Page 19

3.        We note that you have an exclusive partnership with Service Concepts. Please revise to describe the material terms of your agreement and file any material agreements as exhibits to your registration statement.

Response:     On behalf of the Company, we confirm that that the Company has advised that the agreement with Service Concepts is an exclusive agency agreement whereby Service Concepts will market the Company's services to rural electric membership cooperatives (REMCs) in exchange for marketing fees. In essence this agreement is simply a marketing agreement where commissions (to be negotiated on a case-by-case basis) are to be paid. The Company does not consider this to be a material agreement. We further confirm on behalf of the Company that the Company has considered the agreements to which it is a party to assess the materiality of such agreements and will attach any material agreements as exhibits to the Company's 10-K/A and will incorporate by reference any such material agreements as exhibits to the Company's amended S-1 registration statement when filed.

4.        Please discuss the material terms of your Master Lease Agreement and the various sale-leaseback transactions you have engaged in under this agreement.

Response:     On behalf of the Company, we confirm that the Company has expanded its disclosure regarding its Master Lease Agreement with Agility Venture Fund I, LLC and its Master Lease Agreement with Agility Venture Fund II as well as the sale-leaseback transactions thereunder (see pages 20-21 of the redlined copy of the 10-K/A).

Liquidity and Capital Resources, Page 20

5.        Please revise this section to discuss the material terms of your debt. File all material debt agreements as exhibits.

Response:     On behalf of the Company, we confirm that the Company has revised its disclosure to discuss the material terms of its debt (see pages 21 and 22 of the redlined copy of the 10-K/A). In addition, the Company's material debt agreements will be attached as exhibits to the Company's 10-K/A and will be incorporated by reference as exhibits to the Company's amended S-1 registration statement when filed. As provided in the Company's proposed revised disclosure in the 10-K/A, the Company has identified the following as its material debt agreements:

  Agreement Concerning Debt between the Company and Jay County Development Corporation;

  Memorandum of Understanding between the Company and Wabash County REMC;

  Loan Modification Agreement between the Company and Muncie Industrial Revolving Loan Board;

  Promissory Note payable to Star Financial Bank;

  Promissory Note payable to Insul Reps, PSP;

  Promissory Note payable to George Beltzhoover, son of the Chairman of the Board of the Company; and

  Convertible Redeemable Debenture payable to William J. Herdrich.

Financial Statements

Report of Independent Registered Public Accounting Firm, Page 27

6.        Please ask your auditors, BGBC Partners, LLC, to revise their audit report to include the location (city and state) of the audit firm.

Response:     On behalf of the Company, we confirm that BGBC Partners, LLC, has revised their audit report to include their location (Indianapolis, Indiana). Please see page 29 of the redlined copy of the Form 10-K/A.

Consolidated Statements of Operations, Page 29

7.        Please revise to include all operating costs that relate to operations, such as stock based compensation and depreciation and amortization, in operating expenses versus other income (expense). Such amounts should always be included in the total for "loss from operations".

Response:     On behalf of the Company, we confirm that the Consolidated Statement of Operations has been revised to include stock based compensation and depreciation and amortization as part of Loss from Operations. Please see page 31 of the redlined copy of the Form 10-K/A.

[Note ] 2. Summary of Significant Accounting Policies, Page 32

Property and Equipment, Page 33

8.        With respect to your accounting under SFAS 51, please address the following:

  Tell us why you believe you are within the scope of SFAS 51.

Response:     On behalf of the Company, we confirm that the Company has determined that it is not within the scope of SFAS 51 and has deleted reference to SFAS 51 from this accounting policy note. There is no effect on capitalized costs as the Company capitalizes costs directly associated with expansions and improvements of the Company's communications network, customer installations, including employee related costs, and generally capitalizes direct costs associated with network construction and provisioning of services. The Company amortizes such costs over an estimated useful life of three to five years. The Company's capitalized costs are based on this policy.

  We note that you capitalize construction costs which include applicable indirect costs. Please tell us the nature of these costs and why you believe it is appropriate to capitalize such costs.

Response:     On behalf of the Company, we confirm that the Company has advised that its capitalized construction costs do not contain any indirect costs. All capitalized costs are based on the policy noted above and exclude indirect costs. The Company has removed the reference to indirect costs in its accounting policy note disclosure.

  Tell us why you believe that it is appropriate to utilize standard costing rather than actual. Refer to your basis in the accounting literature. Also, tell us how you account for any variances between standard and actual.

Response:     On behalf of the Company, we confirm that the Company has advised that all of its costs are recorded using actual costs and not at standard costing. The Company has removed the reference to standard costing in its accounting policy note disclosure.

  Tell us which costs on page 34 are related to the main cable television plant and why you have not assigned one useful life to the cable television plant. Refer to SFAS 51.

Response:     On behalf of the Company, we confirm that the Company has advised that there are no costs related to the main television plant as SFAS 51 is not applicable. Please see the response above indicating that the Company has determined that it is not within the scope of SFAS 51 and has deleted reference to SFAS 51 from this accounting policy note.

[Note] 5. Acquisition of Assets, Page 38

9.        We note your statement that pursuant to asset purchase agreements completed between March 2009 and July 31, 2009, you acquired tower and network infrastructures, wireless tower and customer premise equipment and customers' relationships of wireless internet service providers. Please:

  Tell us your accounting for each of these transactions. If you are accounting for these transactions as business combinations, please provide the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

Response:     On behalf of the Company, we confirm that the Company has advised that the Company completed four acquisitions during its year ended July 31, 2009, and each acquisition was accounted for as follows:

The Company referred to EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" ("EITF 98-3"), (ASC 805-10-55-4 to 805-10-55-9), in its determination of whether each acquisition was considered an acquisition of a business or a set of assets.

First, the Company identified the elements included in the acquired set of assets. These elements include equipment (consisting of tower and network infrastructures, wireless tower, and customer premises equipments, of which a significant portion was accounted for as sales lease-backs) and customer relationships.

Second, the Company compared these elements to the complete set of elements necessary for the acquired set to conduct normal operations in order to identify any missing elements. The Company identified the missing elements as an organized workforce (including senior management) and various processes. These processes include strategic management, operational, and resource processes.

Third, the Company assessed the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements. The Company determined that the missing elements taken as a whole are more than minor because they cannot be obtained easily and would require significant cost to obtain. As a result, the Company concluded that the elements identified in each of the acquired asset transactions are not able, on a stand-alone basis, to continue normal business operations and generate sustainable revenue.

Therefore, the Company concluded that these transactions do not represent a purchase of a business, as defined in EITF 98-3. As a result these transactions are not subject to the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

  File audited financial statements for these business acquisitions or tell us why they are not required. Refer to Rule 8-04 of Regulation S-X.

Response:     On behalf of the Company, we confirm that the Company has determined that it is not required to file audited financial statements under Rule 8-04 of Regulation S-X as the acquisitions are not considered business acquisitions. See response above for details.

  Also include pro forma financial statements required by Rule 8-05 of Regulation S-X.

Response:     On behalf of the Company, we confirm that the Company has determined that it is not required to file pro-forma financial statements under Rule 8-05 of Regulation S-X as the acquisitions are not considered business acquisitions. See response above for details.

[Note] 11. Warrants, Page 43

10.     We note your disclosure that on February 17, 2009 and March 27, 2009 you received $489,368 pursuant to two sale leaseback schedules completed, and you were obligated to provide the Lessor warrant coverage of 30%. The Company recorded $126,907 as a derivative liability and financing expense. You also have similar disclosure at the bottom of F-18 stating that on "July 9 and July 14, 2009, pursuant to the Agreements, the Company received $260,381 pursuant to two sale leaseback schedules completed and is obligated to provide the lessor 30% warrant coverage. The Company recorded $63,132 as a derivative liability and financing expense." In this regard:

  Tell us how the cash received for these transactions reconciles to your Note 5 on page 38. In Note 5, it appears that you received $689,368 from sale leaseback of acquired equipment.

Response:     On behalf of the Company, we confirm that the Company has advised that it received $749,749 pursuant to various sale-leaseback arrangements ($689,368 in connection with sale-leaseback arrangements pursuant to the Master Lease Agreements with Agility Lease Fund I, LLC and Agility Lease Fund II, LLC and an aggregate of $60,381 in connection with sale-leaseback arrangements from various vendors unrelated to these Master Lease Agreements). These two amounts ($689,368 and $60,381) reconcile to the total of $749,749 (which is the sum of the $489,368 and $260,381 noted in the Commission's comment). The cash received of $60,381 was part of the Company's overall capital asset acquisition strategy and was not separately disclosed in the financial statements. Please see the revised disclosure on pages 20-21 of the redlined copy of the Form 10-K/A and Note 11 to the financial statements that clarifies this by indicating that the $749,749 consists of $689,368 in connection with sale-leaseback arrangements pursuant to the Master Lease Agreements and an aggregate of $60,381 in connection with sale-leaseback arrangements with unrelated vendors.

  Please disclose to whom the warrants were issued and why they are accounted for as a financing expense.

Response:     On behalf of the Company, we confirm that the warrants were issued to Agility Lease Fund I, LLC and Agility Lease Fund II, LLC pursuant to the Master Lease Agreements with these two entities, as disclosed in the Company's proposed revised disclosure on pages 20-21 of the redlined copy of the Form 10-K/A. The Company has advised that these warrants represent a cost directly incurred for completion of the sale leaseback arrangements, and as a result, they represent a financing cost associated with the sale leaseback financing transaction.

  Tell us why the warrant issuance is accounted for as a derivative. Refer to your basis in accounting literature.

Response:     On behalf of the Company, we confirm that the Company has advised that the warrants represent a current liability, and were incorrectly referred to as a derivative liability. The Company has removed the references to derivative liability in this accounting note (see page 48 of the redlined copy of the Form 10-K/A).

  In addition, please provide the disclosure required under ASC 815-10-50 for derivative instruments.

Response:     On behalf of the Company, we confirm that the Company has advised that, as discussed above, the warrants are not derivative liabilities, and therefore are not subject to disclosure requirements of ASC 815-15-50.

11.     We refer to your disclosure, "Pursuant to $0.35 Unit and Unit for Debt Private Placement Subscription Agreements there are 1,303,695 common share purchase warrants outstanding exercisable at $0.50 per common share." Tell us your accounting for these warrants. Refer to your basis in accounting literature.

Response:     On behalf of the Company, we confirm that in May and June, 2009 the Company issued a total of 2,607,387 Units of the Company at $0.35 per Unit pursuant to Unit and Unit for Debt Private Placement Offerings. Each Unit contained one common share and one-half of one share purchase warrant. Each whole warrant is exercisable into one common share at $0.50 per share expiring two years after issuance. A total of $912,585 was received ($674,810 of cash and $237,775 of debt settled) pursuant to Unit and Unit for Debt Subscription Agreements. The Company did not bifurcate the fair value of warrants from that of common shares issued as part of the Unit offering, since both amounts would be recorded as Additional Paid in Capital. There is no gain or loss on the $237,775 of debt settled with the issuance of Units, which number is based on a fixed price of $0.35. The Company does not believe there is any accounting requirement to bifurcate the fair value of warrants in an equity Unit Offering. Bifurcation of such would have no effect on total Additional Paid in Capital or total Stockholders Equity.

[Note 15]. Restatement of Prior Periods due to Correction, Page 46

12.     With regard to your restatement, please disclose more specific detail regarding the errors and how the errors were corrected. Provide the gross journal entries recorded for each error. In addition, please ask your auditors, BGBC Partners, LLC, why their audit opinion was not re-issued as a result of the re-statement.

Response:     On behalf of the Company, we confirm that the restatement note (note 15) has been expanded to more fully discuss the nature of the errors. (Please see page 51 of the redlined copy of the Form 10-K/A). There were only two types of errors. The first type of error were all similar in nature and therefore combining them into one journal entry was considered appropriate. These errors were due to recording invoices for equipment or services the Company did not receive. The second error was due to the Company's failure to record a liability for warrants to be issued. These errors are fully explained together with their financial statement impact in note 15 and the table included therein.

The Company has consulted BGBC Partners, LLC, who have advised that their audit opinion was not re-issued as a result of the re-statement because they did not audit these adjustments.

Certain Relationships and Related Transactions and Director Independence, page 53

13.     Disclose the dates of all of the transactions disclosed in this section and file the relevant agreements as exhibits.

Response:     On behalf of the Company, we confirm that the 10-K/A has been revised to include the dates of each transaction and the relevant agreements have been filed as exhibits.

Item 15. Exhibits, page 56

14.     Please amend your Form 10-K to file all material agreements as exhibits pursuant to Regulation S-K Item 601. For example, in addition to the agreements noted in comments above, please file the Master Lease Agreement facility discussed in the notes to your financial statements. Also file as exhibits the asset purchase agreements with NDWave, Inc., Forepoints Networks, Inc., Cue Connex, North Central Communications and Rushville Internet Services, LLC disclosed on page 7.

Response:     On behalf of the Company, we confirm that Company has considered the agreements to which it is a party to assess the materiality of such agreements and will attach any material agreements as exhibits to the Company's 10-K/A and will incorporate by reference any such material agreements as exhibits to the Company's amended S-1 registration statement when filed. Please see item 15 of the proposed 10-K/A, which indicates the exhibits the Company intends to file with its 10-K/A.

Form 10-Q for the Quarterly Period Ended October 31, 2009

[Note] 6. Acquisition of Assets, page 10

15.     Tell us in detail your accounting for the RIS transaction. If you are accounting for this transaction as a business combination, please provide the business combination disclosure required by ASC 805-10-50, 20-50, and 30-50.

Response:     On behalf of the Company, we confirm that the Company has advised that it recorded this transaction as a purchase of assets for a reduction of accounts payable and common stock as consideration. The Company referred to EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" ("EITF 98-3"), (ASC 805-10-55-4 to 805-10-55-9), in its determination of whether the acquisition was considered an acquisition of a business or a set of assets.

First, the Company identified the elements included in the acquired set of assets. These elements include equipment (consisting of tower and network infrastructures, wireless tower, and customer premises equipments, of which a significant portion was accounted for as sales lease-backs) and customer relationships.

Second, the Company compared these elements to the complete set of elements necessary for the acquired set to conduct normal operations in order to identify any missing elements. The Company identified the missing elements as an organized workforce (including senior management) and various processes. These processes include strategic management, operational, and resource processes.

Third, the Company assessed the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements. The Company determined that the missing elements taken as a whole are more than minor because they cannot be obtained easily and would require significant cost to obtain. As a result, the Company concluded that the elements identified in each of the acquired asset transactions are not able, on a stand-alone basis, to continue normal business operations and generate sustainable revenue.

Therefore, the Company concluded that these transactions do not represent a purchase of a business, as defined in EITF 98-3. As a result these transactions are not subject to the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

[Note] 11. Common Stock, page 12

16.     We note that you reversed an expense and prepaid expense with an offset to additional paid in capital related to an agreement with Onyx Consulting Group, LLC. Tell us in detail how you accounted for this transaction and its reversal. Also, tell us how this transaction affected your consolidated statement of income and why you believe you can reverse an expense related to this transaction. Refer to your basis in accounting literature.

Response:     On behalf of the Company, we confirm that the Company has restated the recording of the potential return of previously issued capital stock. Instead of reversing the original amount recorded on the initial issuance of 350,000 common shares, being $124,250, the Company has reversed this entry and has charged the balance of $109,000 of prepaid expense, as at July 31, 2009, directly to operations. This restatement has been reflected in the financial statements and Note 14 "Restatement of Prior Periods due to Correction" in the 10-Q/A.

17.     We note "on August 18, 2009, pursuant to two completed Asset Purchase Agreements, the Company issued 229,855 restricted common shares of the Company at an average fair value of $0.71 per common share, totalling $164,000, to acquire tower infrastructures, wireless equipment and customer relationships." Tell us in detail your accounting for these transactions. If you are accounting for these transactions as business combinations, please provide the business combination disclosure required by ASC 805-10-50, 20-50,and 30-50.

Response:     On behalf of the Company, we confirm that the Company has advised that the acquisition of assets pursuant to two completed Asset Purchase Agreements was recorded during the year ended July 31, 2009. The common stock issued to complete these asset purchase agreements is determined 60 days after closing of each asset purchase agreement. The value was determinable as at the closing of each Agreement but the price and amount of common shares to be issued is determined 60 days after closing. The Company accounted for these transactions as described above in response to comment 9 above. As more fully described in response to comment 9 above, the Company concluded that these transactions do not represent a purchase of a business, as defined in EITF 98-3. As a result these transactions are not subject to the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

[Note] 15. Subsequent Events, page 14

18.     We refer to your disclosure that you have "issued to a director a total of 4,000,000 units and issued to private investors a total of 278,840 units, all at $0.35 per unit pursuant to subscriptions of $1,497,584 received as at October 31, 2009 ...as to 2,000,000 warrants and November 13, 2011 as to 139,420 warrants." Tell us your accounting for these transactions and these warrants. Refer to your basis in accounting literature.

Response:     On behalf of the Company, we refer the Commission to the response to comment 11 above. The Company did not bifurcate the fair value of warrants from that of common shares issued as part of the Unit offering, since both amounts would be recorded as Additional Paid in Capital. The Company does not believe there is any accounting requirement to bifurcate the fair value of warrants in an equity Unit Offering. Bifurcation of such would have no effect on total Additional Paid in Capital or total Stockholders Equity. In addition, we confirm, on behalf of the Company, that the nature and type of security issued to the director is exactly the same as the nature and type of security entered into with the various subscribers.

We trust that the foregoing is responsive to the Comment Letter, which the Company has found helpful.

Yours truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for LANG MICHENER LLP

cc:        Omnicity Corp.
             Attention: Donald M. Prest